NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Exxon Mobil Corporation

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of March 12, 2020, slides presented at a webinar by Liz Gordon, Executive Director of Corporate Governance, New York State Common Retirement Fund

Exxon Mobil – Independent Board Chair Proposal

Proposal Requests:

The XOM Board to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the board. This policy would be phased in for the next CEO transition.

•   Over the last decade, this proposal has seen increased support including over 40% support in 2019 and 38.7% in 2018.

•   XOM has had a combined chair/CEO for decades.

•   XOM’s recent corporate governance “improvements” are nothing more than rebranding and window-dressing.

Lead filer: Olga Monks Pertzoff Trust 1945.

Contact information: Elizabeth Gordon, Executive Director of Corporate Governance, New York State, egordon@osc.ny.gov

Exxon Mobil – Independent Board Chair Proposal

Why should there be an independent board chair?

●	It is an inherent conflict of roles for a CEO to oversee himself or herself. A combined CEO/Chair results in excessive management influence on the board.
●	An independent board chair could create a better governance structure, improved governance practices, and promote the best interests of shareholders.
●	Done right, chairing the board is a time-intensive responsibility—a burden which inhibits the CEO’s ability to manage the company and build effective business strategies.
●	Rebranding the “Lead Director” is not an adequate replacement for an independent board chair who can exercise oversight of the CEO and management on the behalf of shareholders.

Exxon Mobil – Independent Board Chair Proposal

Why is it important to have an independent chair at XOM?

1.      The board’s inadequate response to climate change risks and the transition to a low-carbon economy is a serious failure of corporate governance.

2.      XOM’s performance has lagged peers, and in recent months, public reports state both credit and equity analysts have issued negative assessments of the XOM’s securities.

3.      XOM would be better equipped to face its challenges, including those posed by climate change, with an independent board chair.